

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





03057171
NOACT
P.E 10-17-02
1-16565

January 10, 2003

Act Exchange Act of 1934
Section 13E
Rule 13e-4
Public
Availability January 10, 2003

Alan D. Schnitzer, Esq.
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, NY 10017

Re: Accenture Ltd.
Incoming letters dated October 17, 2002, December 2, 2002, and December 31, 2002

Dear Mr. Schnitzer:

In regard to your letters dated October 17, 2002, December 2, 2002, and December 31, 2002, as supplemented by conversations with the staff, our letter is attached to the enclosed photocopy of your letter. By doing this, we avoid having to recite or summarize the facts set forth in your letters. Each defined term in our response has the same meaning as in your letters, unless otherwise noted.

Based on the facts presented, and not necessarily concurring in your analysis, the Division of Corporation Finance will not recommend enforcement action to the Commission if Accenture Ltd. conducts the Program as described in your letters without compliance with Rule 13e-4 under the Securities Exchange Act of 1934.

This position is based on the representations made to the Division in your letters. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement action. It does not express any legal conclusion on the questions presented.

Sincerely,

Michele M. Anderson

Michele M. Anderson
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance

PROCESSED
MAY 14 2003
THOMSON
FINANCIAL

CRGH

SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

VIA FACSIMILE

December 31, 2002

Re: Treatment of Share Repurchase Program under Rule 13e-4 promulgated under Section 13(e) of the Securities Exchange Act of 1934, as Amended

Tina Chalk, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. Chalk:

I refer to our letters of October 17 and December 2, 2002 relating to the proposal by Accenture Ltd to establish a share repurchase program for the purpose of providing a convenient way for non-executive level employees of Accenture Ltd and its subsidiaries to sell Class A common shares of Accenture Ltd received in connection with awards of restricted share units free of charges and brokerage commissions, as more fully described in our October 17 and December 2 letters. The Staff has previously granted relief to an employee stock purchase program similar to the one proposed by Accenture Ltd. See Westamerica Bancorporation (available June 20, 1996).

You have requested that we distinguish the proposed share repurchase program from exchange offers conducted by issuers to reprice their employees' stock options.

First, as the Division of Corporation Finance has noted, exchange offers conducted to reprice employee stock options frequently require option holders to agree to revised vesting or exercisability terms or to accept a reduced number of securities in exchange for receiving a lower exercise price. The new options or other securities offered in exchange for existing options are generally offered in reliance on an exemption from registration under the Securities Act of 1933, as amended. Accordingly, such exchange offers typically require option holders to make a complex investment decision for which they may not, in the absence of the application of the Williams Act, have adequate information. In the case of the proposed share repurchase program, employees are simply offered on an ongoing basis the opportunity to sell their shares to Accenture at the market price of the Class A common shares determined by a uniformly applied formula based on the price of the Class A common shares on the New York Stock Exchange.

Second, issuers conduct exchange offers to reprice employee stock options in furtherance of their compensation policies and therefore have the incentive to encourage option holders to tender their options in the exchange offer. In contrast, Accenture intends the proposed share repurchase program as a service to its non-executive employees to permit them to sell some or all of their eligible shares without having to bear the cost of a broker/dealer[1] and will not solicit, encourage or recommend its employees' participation in the program. Any materials disseminated to employees about the proposed share repurchase program will simply provide current information and procedures governing the purchase of eligible shares by Accenture and will indicate that employees are not obligated to sell their shares. Such materials will explicitly state that Accenture makes no recommendation that employees participate in the program.

Third, exchange offers conducted to reprice employee stock options are typically

[1] Of the approximately 74,000 grants of restricted share units awarded by Accenture to its employees in connection with the initial public offering of the Class A common shares, approximately 42,000 were for fewer than 100 shares.

open for only a limited period of time. Accenture intends that the proposed share repurchase program will be available to its employees on an ongoing basis, subject only to suspensions during established blackout periods consistent with Accenture's trading policy for its executive officers and other times when Accenture is in possession of material, non-public information. While shares purchased by Accenture under the program will be subject to an annual limit of 5% of Accenture Ltd's outstanding Class A common shares, Accenture does not expect that this limit will cause annual suspensions of the program.

Fourth, an exchange offer conducted to reprice employee stock options may be structured so that it results in the option holder being offered new options or other securities having a value that is at a significant premium over the value of the options then held by the option holder. As discussed in our December 2 letter and noted above, Accenture proposes to pay a price per share pursuant to the share repurchase program that equals the market price of the Class A common shares determined by a uniformly applied formula based on the price of the Class A common shares on the New York Stock Exchange. While employees that sell eligible shares to Accenture will not bear the cost of a broker/dealer that they might otherwise incur, we do not believe that this results in employees being offered a premium for their shares over the prevailing market price of the Class A common shares.

For the foregoing reasons we believe the proposed share repurchase program is significantly and substantively different from exchange offers conducted by issuers to reprice their employees' stock options. Accordingly, we do not believe that the Staff's position with respect to such exchange offers should cause Accenture's request to be treated differently than the request of Westamerica Bancorporation. Further, as discussed in our October 17 letter, we believe the proposed share repurchase program does not contain the tender offer characteristics identified in the Wellman case and that it should not constitute a tender offer or an "issuer tender offer" within the meaning of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Nor do the transactions contemplated under the proposed share repurchase program involve abuses of the type that the Williams Act was enacted to prevent.

We would be grateful for the Staff's response to our request for relief as soon as convenient so that Accenture may make the proposed share repurchase program available to its non-executive employees in respect of Class A common shares that will be issued to them in January 2003.

If you have any questions concerning the foregoing, or if you require any additional information, please do not hesitate to contact Alan Schnitzer at (212) 455-2961 or me at (212) 455-3986. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with you by telephone prior to any written response to this letter.

Very truly yours,



Joshua Ford Bonnie

cc: Accenture Ltd
Douglas G. Scrivner, Esq.
Simpson Thacher & Bartlett
Alan D. Schnitzer